EXHIBIT 99.1

Golar LNG Dividend Information

Hamilton, Bermuda, Feb. 25, 2015 (GLOBE NEWSWIRE) -- Reference is made to the fourth quarter 2014 report released on Feb 25, 2015. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on March 10, 2015. The record date will be March 12, 2015 and the dividend will be paid on or about March 24, 2015.

Brian Tienzo
CFO
Tel: +44 20 7517 8600